Required Elements for Proxy

Please submit the following information for your initial form of Proxy. Insert your text in the box provided for each corresponding point.

Name of Company:	Enter here STARFIELD RESOURCES INC.

1.	Type of the Meeting: Please place an X in the box of your choice.

☐	Annual General and Extraordinary Meeting	☐	Annual General Meeting

☒	Annual General and Special Meeting	☐	Extraordinary General Meeting

☐	Special Meeting

Other (please indicate):	Enter here

2.	Date of the Meeting (i.e. January 1, 2005)

Enter here

11	10	2005
Month	Day	Year

Time of Meeting (i.e. 5:00 PM)

Enter here 11:00

	☒ AM	☐ PM

Meeting Time Zone (i.e. Eastern Standard Time)

Enter here MOUNTAIN

Please insert your Cut Off Time for Proxys below.
(i.e. 12:00 p.m. Eastern Standard Time, January 4, 2005)

Enter here 11:00 am Mountain Time, November 8, 2005

3.	Appointment of Proxyholder

Enter the alternative name of the Company and the names of the appointees (indicated in Red here) – Max # of Characters – 190

I/We being holder(s) of Starfield Resources Inc. hereby appoint(s) Glen Indra, or failing him, Glen Macdonald as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on November 10, 2005, and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present.

4.	Location and Address of Meeting

Enter here – Max # of Characters – 100 – (i.e. Location, 123 Address Street, City, Province) McLeod & Company LLP, 3rd Floor, 14505 Bannister Road SE, Calgary, Alberta T2X 3J3

ELECTION OF DIRECTORS

5.	Resolution - To set the # of Directors (if applicable)

Insert number of Directors	5

6.	Election of Directors – Slate version with following standard wording. “Election of Directors as outlined in the Information Circular”. Place a check mark in the box if applicable. ☒

7.	Election of Directors – Individual – Enter names if this is NOT a slate

Enter here – Max # of Characters – 190

8.	Appointment of Auditors information

Enter names of individual auditors:

Vote ☐ Withhold from voting ☐
in respect of the appointment of Loewen Stronach & Co., Chartered Accountants, as auditors until the next annual meeting of shareholders and the authorizing of the directors to fix the auditor's remuneration.

9.	List of Additional Resolutions - Max. # of Resolutions is 6.

Max # of Characters – 226 Total at 8pt type as seen here at this size. 490 Total at 5pt type as seen here at this size.
Note: The Type size that is used in the first Resolution will continue to be used in subsequent Resolutions.

Resolution No. 1 Vote [ ] Withhold from voting [ ] in respect of the approval of the Corporation's Incentive Stock Option Plan.	Resolution No. 4

Resolution No. 2	Resolution No. 5
Resolution No. 3	Resolution No. 5

Do you want to offer check boxes for Interim Financial Reports or Annual Reports?
Place a check in the box for the option that you wish to include on your Proxy.

☒	Interim Financial Reports

☐	Annual Reports

If you have any questions please contact your client services representative.